UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number 001-41800

Arm Holdings plc

110 Fulbourn Road Cambridge CB1 9NJ United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

INCORPORATION BY REFERENCE
This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-274544 and 333-287614) of Arm Holdings plc (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date of this Form 6-K to the extent not superseded by documents or reports subsequently filed or furnished.
Results of 2025 Annual General Meeting of Arm Holdings plc
On September 10, 2025, Arm Holdings plc (the “Company”) announced the results of its Annual General Meeting held on September 9, 2025 (the “AGM”). Voting at the AGM was conducted by way of a poll. The results of the voting, including the number of votes cast for and against and the number of votes withheld, are available on the Company's website and are set forth in Exhibit 99.1 to this report on Form 6-K.
Exhibits
Reference is made to the Exhibit Index included hereto.

EXHIBIT INDEX

Exhibit Number	Description
99.1	2025 Arm Holdings plc Annual General Meeting Results

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: September 10, 2025	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)